March 15, 2010
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Tier Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed on November 10, 2009
Form 10-K/A for the Fiscal Year Ended September 30, 2009
Filed on January 28, 2010
File No. 001-33475
Dear Ms. Collins:
          On behalf of Tier Technologies, Inc. (“Tier”, the “Company” or “we”), this letter responds to the comments in your letter to the undersigned dated March 2, 2010. The comments and responses are set forth below in the same order as the numbered comments in your letter.
Form 10-K/A for the Fiscal Year Ended September 30, 2009
Executive Compensation
Compensation Discussion and Analysis, page 8
General
1.	We refer to your response to prior comment 5, and reissue that comment in part. As previously indicated, your CD&A should detail why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. We note that you state in your response that the company believes that Mr. Rossetti has, among other things, the most significant impact on value, potential success, provides the company’s strategic vision and supervises the company’s executive team. You also note that he has 30 years CEO experience, 15 years as a member of the Board and financial and accounting experience. It would appear for these reasons, among others, his compensation differs from that of the other named

Securities and Exchange Commission
March 15, 2010

executive officers. This is the type of disclosure that should be provided in answer to the guidance provided by Section II.B.l of SEC Release No. 33-8732A.
RESPONSE:
          The Company acknowledges the Staff’s comment. Upon resolution of all of the Staff’s comments, the Company will amend Item 11 of its Form 10-K, as amended, to include the following disclosure in its Compensation Discussion and Analysis:
The Company uses the same policies and process to determine the compensation of our highest-paid executive officer, Mr. Rossetti, our Chief Executive Officer, as we use to determine the compensation of our other named executive officers. The Company believes that, as Chief Executive Officer and Chairman of the Board of Directors, Mr. Rossetti has the most significant impact on the value, potential growth, and success of the Company. Among other things, Mr. Rossetti provides the Company’s strategic vision, manages client and stockholder relationships, supervises the Company’s executive team, and provides executive leadership to the Company as a whole. In addition, the Compensation Committee believes that Mr. Rossetti’s compensation reflects his 30 years CEO experience in private and public companies, 8 years of experience in the payment processing industry, 15 years as a member of the Company’s Board of Directors, and his financial and accounting experience.
The Company undertakes to consider providing this information in future filings.
2.	We refer to your response to prior comment 8, and reissue that comment. Your response did not confirm your understanding that the Committee should clarify the degree of discretion it has and the circumstances under which the discretion would be used, nor did you undertake to consider providing this information in future filings.
RESPONSE:
          Upon the resolution of all of the Staff’s comments, the Company will amend Item 11 of its Form 10-K, as amended, to revise the relevant paragraph to read as follows (underlining indicates inserted materials):
Our cash incentive compensation plans are linked to Tier’s financial performance goals established annually within our business plan, which is reviewed and approved by our Board. This link allows a component of our executive compensation to be an at-risk payment for achieving threshold, target, and maximum company and business unit performance targets. Throughout the year, the Compensation Committee reviews the cash incentive plans for executives for reasonableness and potential for meeting company or business unit defined performance metrics. If performance targets for the fiscal year are not met, the Compensation Committee may still elect to pay bonus incentive compensation on a discretionary basis. There is no limit on the Compensation Committee’s discretion; however, in fiscal year 2009, the Compensation Committee did not

Securities and Exchange Commission
March 15, 2010

exercise discretion to increase the bonus compensation payable to any executive officer. The Compensation Committee expects that it would exercise its discretion to pay bonus compensation where it determined that such a payment would increase stockholder welfare over the medium- and long-term. In determining whether and how to exercise their discretion to pay incentive compensation, the members of the Compensation Committee are subject to the same standards of fiduciary duty, good faith, and business judgment that govern the exercise of their other responsibilities as directors of the Company. The Compensation Committee may also cancel or amend a cash incentive plan based on the outcome of its periodic reviews.
The Company undertakes to consider providing this information in future filings.
* * * * * * *
          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any further questions, please do not hesitate to contact me directly at (571) 382-1333.

Very truly yours,
/s/ Ronald W. Johnston
Ronald W. Johnston
Chief Financial Officer

Cc:	Ronald L. Rossetti, CEO Charles W. Berger, Chairman, Tier Audit Committee McGladrey & Pullen, LLP Michael J. Levitin, WilmerHale LLP